SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ----------------

                                Schedule TO

         Tender offer statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 4)

                             MyPoints.com, Inc.

                     (Name of Subject Company (issuer))

                           UNV ACQUISITION Corp.

                        a Wholly Owned Subsidiary of
                          UNITED NEWVENTURES, INC.

                    (Names of Filing Persons (offerors))

                  Common Stock, Par Value $.001 Per Share


                                 62855T102
                               (CUSIP Number)

                             Francesca M. Maher
            Senior Vice President, General Counsel and Secretary
                              UAL Corporation
                             1200 E. Algonquin Road
                     Elk Grove Township, Illinois 60007
                               (847) 700-4000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  Copy to:

                            Elizabeth A. Raymond
                              Marc F. Sperber
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                        Chicago, Illinois 60603-3441
                               (312) 782-0600

                         CALCULATION OF FILING FEE

===============================================================================
     Transaction Valuation*                        Amount of Filing Fee**
-------------------------------------------------------------------------------
        $105,968,405.00                                  $21,194.00
-------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.001 per share of MyPoints.com, Inc., a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock
Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Shares") at a price per Share of $2.60 in cash. As of June 1, 2001, based on the Company's representation of its capitalization as of such date, there were 40,757,079 Shares outstanding.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     $21,194.00

Form or Registration No.:   Schedule TO

Fling Party:                United NewVentures, Inc. and UNV Acquisition Corp.

Date Filed:                 June 13, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]  third-party tender offer         [ ]  going-private transaction
       subject to Rule 14d-1.                subject to Rule 13e-3.
  [ ]  issuer tender offer subject      [ ]  amendment to Schedule 13D
       to Rule 13e-4.                        under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                       Amendment No. 4 to Schedule TO

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on June 13, 2001 by United NewVentures, Inc., a Delaware corporation ("Parent"), and UNV Acquisition Corp., a Delaware corporation ("Sub") and wholly owned subsidiary of Parent, relating to the tender offer (the "Offer") by Sub to purchase all of the Shares at a price per Share of $2.60 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Terms not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.


ITEM 11  ADDITIONAL INFORMATION

Items 1, 4, 8, and 11 of the Schedule TO are hereby amended and supplemented to include information as detailed under such Items.

         "The Offer expired at 12:00 midnight, New York City time, on Wednesday, July 11, 2001. Based upon information provided by the Depositary to Parent, as of July 11, 2001, a total of 36,510,424 Shares (including 4,645,316 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 89.12% of the outstanding Shares, have been validly tendered and not withdrawn pursuant to the Offer. Parent and Sub have accepted for prompt payment all Shares validly tendered pursuant to the Offer."

         "On July 12, 2001, Parent issued a press release announcing the results of the initial offering and announcing that a subsequent offering period for the Offer would commence immediately and expire on Wednesday, July 18, 2001 at 5:00 p.m. New York City Time. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same $2.60 per Share paid during the initial offering period will be paid during the subsequent offering period. Shares tendered during the initial offering period and the subsequent offering period may not be withdrawn. The full text of the press release issued by Parent is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference."


ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(a)(5)(iii)      Press Release issued by Parent, dated July 12, 2001."

                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 UNV ACQUISITION CORP.


                                 By:          /s/ RICHARD J. POULTON
                                             --------------------------------
                                 Name:       Richard J. Poulton
                                             --------------------------------
                                 Title:      CHIEF FINANCIAL OFFICER
                                             --------------------------------



                                 UNITED NEWVENTURES, INC.


                                 By:          /s/ RICHARD J. POULTON
                                             --------------------------------
                                 Name:       Richard J. Poulton
                                             --------------------------------
                                 Title:      CHIEF FINANCIAL OFFICER
                                             --------------------------------





Dated: July 12, 2001

                               EXHIBIT INDEX

(a)(5)(iii)       Press Release issued by Parent, dated July 12, 2001.